UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35965
CUSIP Number: 362393100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GTT Communications, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
7900 Tysons One Place, Suite 1450
Address of Principal Executive Office (Street and Number)
McLean, VA 22102
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GTT Communications, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. In the course of closing the Company’s books for the quarter ended June 30, 2020, the Company identified certain issues related to the recording and reporting of Cost of Telecommunications Services and related internal controls.

Upon identifying these issues, the Company informed the Audit Committee of the Board of Directors (the “Audit Committee”) and CohnReznick LLP, the Company’s independent registered public accounting firm (the “Independent Auditor”). The Company’s management and the Audit Committee, with assistance from outside counsel and consultants, are reviewing (the “Review”) these issues and assessing the effect, if any, on the Company’s financial statements for the quarter ended June 30, 2020 and previously issued financial statements, as well as whether there are any material weaknesses in the Company’s internal controls.

At this time, the Company does not know whether the Review will identify any issues other than those described above. Although the Company plans to file the Form 10-Q as soon as possible after the completion of the Review, the Company does not anticipate filing the Form 10-Q on or before August 17, 2020, the extended period provided for the filing under Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended. The Company is unable to predict a specific filing date at this time due to the early stage of the Review.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Steven Berns	571	461-0009
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the Company’s discussions with its Audit Committee and its Independent Auditor, the issues related to the recording and reporting of Cost of Telecommunications Services and related internal controls as well as the effect, if any, on the Company’s financial statements for the quarter ended June 30, 2020 and previously issued financial statements, the anticipated timing of the Form 10-Q filing and whether a significant change in results of operations is anticipated constitute forward-looking statements that are based on the Company’s current expectations. The actual impact, amounts and accounting treatment of the issues identified in this Form 12b-25 will be finalized after the Company’s management and Audit Committee complete the Review and the Independent Auditor completes its review process.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause the Company’s actual results, as well as the Company’s expectations regarding materiality or significance, the quantitative effects of the accounting treatment, and the timing of the filing of the Form 10-Q to differ materially from those in the forward-looking statements. These factors include, but are not limited to, the effects on the Company’s business and clients of general economic and financial market conditions, as well as the following: (i) the Company’s internal control over financial reporting may be inadequate or have weaknesses of which the Company is not currently aware or which have not been detected; (ii) the Company may fail to satisfy certain covenants relating to financial statement delivery obligations and representations regarding the Company’s financial statements contained in its financing agreements without obtaining a waiver thereof; (iii) the Company is subject to risks associated with the actions of network providers and a concentrated number of vendors and clients; (iv) the Company could be subject to cyber-attacks and other security breaches; (v) the Company’s network could suffer serious disruption if certain locations experience damage or as the Company adds features and updates its network; (vi) the Company is subject to risks associated with purchase commitments to vendors for longer terms or in excess of the volumes committed by the Company’s underlying clients, or sales commitments to clients that extend beyond the Company’s commitments from its underlying suppliers; (vii) the Company may be unable to establish and maintain peering relationships with other providers or agreements with carrier neutral data center operators; (viii) the Company’s business, results of operation and financial condition are subject to the impacts of the COVID-19 pandemic and related market and economic conditions; (ix) the Company may be affected by information systems that do not perform as expected or by consolidation, competition, regulation, or a downturn in the Company’s industry; (x) the Company may be liable for the material that content providers distribute over its network; (xi) the Company has generated net losses historically and may continue to do so; (xii) the Company may fail to successfully integrate any future acquisitions or to efficiently manage its growth; (xiii) the Company may be unable to retain or hire key employees; (xiv) the Company recently announced management changes and is currently conducting an executive search for a new permanent Chief Executive Officer; (xv) the Company is subject to risks relating to the international operations of its business; (xvi) the Company may be affected by future increased levels of taxation; and (xvii) the Company has substantial indebtedness, which could prevent it from fulfilling its obligations under its debt agreements or subject the Company to interest rate risk. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”) including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which have been filed with the SEC and is available on the Company’s website (www.gtt.net) and on the SEC’s website (www.sec.gov).

GTT Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2020	By:	/s/ Steven Berns
Steven Berns
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).